Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Energy Trust Announces Closing of Bought Deal Trust Unit Offering

     /NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN
THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE
A VIOLATION OF U.S. SECURITIES LAW/

     CALGARY, Jan. 5 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust") announced today the closing of the previously announced offering of
13 million trust units at a price of $19.40 per trust unit for total gross proceeds of approximately $252 million on a bought deal basis. The syndicate of underwriters was led by RBC Capital Markets and included: CIBC World
Markets Inc., BMO Capital Markets, Scotia Capital Inc., TD Securities Inc.,
FirstEnergy Capital Corp., National Bank Financial Inc., Canaccord Financial
Ltd., Peters & Co. Limited, Macquarie Capital Markets Canada Ltd., Raymond
James Ltd., Thomas Weisel Partners Canada Inc., and UBS Securities Canada Inc.
     The Trust intends to use a portion of the net proceeds of this offering to repay bank indebtedness of $180 million that was incurred to fund the purchase of assets in the Ante Creek and other areas of Northern Alberta which was completed on December 21, 2009. The remainder will be initially used to partially repay other outstanding bank indebtedness, thereby freeing up borrowing capacity to fund a portion of the Trust's future capital program.
     The securities being offered by the Trust have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such
Act. This release does not constitute an offer for sale of trust units in the
U.S. and any public offering of trust units in the U.S. will be made by means of a prospectus.

     ARC ENERGY TRUST

     John P. Dielwart,
     Chief Executive Officer

     %SEDAR: 00015954E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., Suite 2100, 440 - 2nd Avenue S.W.,
Calgary, AB, T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 09:07e 05-JAN-10